Mail Stop 3561

February 2, 2007

Richard P. Kundrat
Chief Executive Officer
Nuvim, Inc.
12 North State Route 17
Paramus, NJ 07652

> **Re:** **Nuvim, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed January 19, 2007**
> **File No. 333-138129**

Dear Mr. Kundrat:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please revise the cover page to clarify the amount of shares to which this resale registration statement relates. At the top of the page, you indicate that the selling stockholders will sell 4,769,737 shares, yet the first paragraph indicates that they will sell 5,557,237 shares. Please reconcile this disclosure.

Selling Stockholders, page 12

2. We note your response to comment 3 in our letter dated December 28, 2006. We are still unclear, however, as to whether SGC Capital, LLC is an affiliate of a

registered broker-dealer. In amendment 1 to the Form SB-2, you disclosed that SGC Capital, LLC is either a registered broker-dealer or an affiliate of a registered broker-dealer. In response to comment 4 in our letter dated December 28, 2006, you indicated in your response letter that SGC Capital, LLC is not a registered broker-dealer. Accordingly, it would appear that SGC Capital, LLC is an affiliate of a registered broker-dealer. Please confirm whether SGC Capital, LLC is an affiliate of a registered broker-dealer. If SGC Capital, LLC is an affiliate of a registered broker-dealer, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. If the offering is an indirect primary offering, affiliates of broker-dealers must be identified as underwriters. If the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business; and
- at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

3. Please disclose the natural person(s) who exercise sole or shared voting or investment power over King Seeds Inc.

Executive Compensation, page 41

4. Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

******

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel, Esq.
        Fax: (954) 835-2903